Exhibit 99.2

Platinum Group Metals Ltd.
(Exploration and Development Stage Company)
Supplementary Information and MD&A
For the quarter ended May 31, 2012

This Management’s Discussion and Analysis is prepared as of July 12, 2012

A copy of this report will be provided to any shareholder who requests it.

Platinum Group Metals Ltd.
(Exploration and Development Stage Company)
Supplementary Information and MD&A
For the nine months ended May 31, 2012

MANAGEMENT DISCUSSION AND ANALYSIS

This management discussion and analysis (“MD&A”) of Platinum Group Metals Ltd. (“Platinum Group”, the “Company” or “PTM”) is dated as of July 12, 2012 and focuses on the Company’s financial condition and results of operations for the nine months ended May 31, 2012 and should be read in conjunction with the Company’s unaudited condensed interim consolidated financial statements for the nine months ended May 31, 2012 together with the notes thereto (the “Financial Statements”).

The Company prepares its financial statements in accordance with International Financial Reporting Standards (“IFRS”). The Company adopted IFRS on September 1, 2011 with a transition date of September 1, 2010. A reconciliation of the previously disclosed comparative periods’ financial statements prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) to IFRS is set out in note 14 in the condensed interim consolidated financial statements. All dollar figures included therein and in the following MD&A are quoted in Canadian Dollars unless otherwise noted.

PRELIMINARY NOTES

NOTE REGARDING FORWARD-LOOKING STATEMENTS:

This MD&A and the documents incorporated by reference herein contain “forward-looking information and “forward-looking statements” within the meaning of applicable Canadian and US securities legislation (collectively, “forward-looking statements”). All statements, other than statements of historical fact that address activities, events or developments that the Company believes, expects or anticipates will, may, could or might occur in the future (including without limitation, statements regarding estimates and/or assumptions in respect of production, revenue, cash flows and costs, estimated project economics, mineral resource and mineral reserve estimates, potential mineralization, potential mineral resources and mineral reserves, projected timing of possible production, the Company’s exploration and development plans and objectives with respect to its projects are forward-looking statements.

These forward-looking statements reflect the current expectations or beliefs of the Company based on information currently available to the Company. Forward-looking statements in respect of capital costs, operating costs, production rate, grade per tonne and smelter recovery are based upon the estimates in the Updated Feasibility Study (defined below) and the forward-looking statements in respect of metal prices and exchange rate are based upon the three year trailing average prices and the assumptions contained in the Updated Feasibility Study.

Forward-looking statements are subject to a number of risks and uncertainties that may cause the actual events or results of the Company to differ materially from those discussed in the forward-looking statements, and even if such actual events or results were realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on, the Company. Factors that could cause actual results or events of the Company to differ materially from current expectations include, among other things: metals price volatility; additional financing requirements; economic and political instability; the ability to obtain and maintain necessary permits; fluctuations in the relative values of the Canadian Dollar as compared to the South African Rand and the United States Dollar; the ability of the Company to purchase the necessary surface rights for its mineral properties; property title risks including defective title to mineral claims or property; the mineral exploration industry is extremely competitive; South African foreign exchange controls may limit repatriation of profits; the Company’s designation as a “passive foreign investment company”; discrepancies between actual and estimated reserves and resources, between actual and estimated development and operating costs, between actual and estimated metallurgical recoveries and between estimated and actual production; changes in national and local government legislation, taxation, controls, regulations and political or economic developments in Canada, South Africa or other countries in which the Company does or may carry out business in the future; success of exploration activities and permitting timelines; the speculative nature of mineral exploration, development and mining, including the risks of obtaining necessary licenses and permits; exploration, development and mining risks and the inherently dangerous nature of the mining industry, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, mine collapses, cave-ins or flooding and the risk of inadequate insurance or inability to obtain insurance to cover these risks and other risks and uncertainties; the Company’s limited experience with development-stage mining operations; the Company has a history of losses; most of the Company’s properties contain no proven reserves; the ability of the Company to retain its key management employees; conflicts of interest; dilution through the exercise of outstanding options and warrants; share price volatility and no expectation of paying dividends; any disputes or disagreements with the Company’s joint venture partners; socio economic instability in South Africa or regionally; the Company’s land in South Africa could be subject to land restitution claims; any adverse decision in respect of the Company’s prospecting or future mining rights and projects in South Africa; the introduction of South African State royalties where the Company’s current mineral reserves are located; and the other risks disclosed under the heading “Risk Factors” in the Company’s annual information form (“AIF”) dated November 21, 2011 which is available electronically at www.sedar.com.

Platinum Group Metals Ltd.
(Exploration and Development Stage Company)
Supplementary Information and MD&A
For the nine months ended May 31, 2012

Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or results or otherwise. Although the Company believes that the assumptions inherent in the forward-looking statements are reasonable, forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be put on such statements due to the inherent uncertainty therein.

NOTE TO U.S. INVESTORS REGARDING RESOURCE ESTIMATES:

All resource estimates contained in this report have been prepared in accordance with National Instrument 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Classification System in compliance with Canadian securities laws, which differ from the requirements of United States securities laws. Without limiting the foregoing, this report uses the terms “measured resources”, “indicated resources” and “inferred resources”. U.S. investors are advised that, while such terms are recognized and required by Canadian securities laws, the U.S. Securities and Exchange Commission (“SEC”) does not recognize them. Under U.S. standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. U.S. investors are cautioned not to assume that all or any part of measured or indicated resources will ever be converted into reserves. Further, inferred resources have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. It cannot be assumed that all or any part of the inferred resources will ever be upgraded to a higher category. U.S. investors are cautioned not to assume that all or any part of the inferred resources exists, or that they can be mined legally or economically. Information concerning descriptions of mineralization and resources contained in this report may not be comparable to information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC.

1. DESCRIPTION OF BUSINESS

Platinum Group Metals Ltd. is a British Columbia corporation incorporated on February 18, 2002. The Company is an exploration and development company conducting work primarily on mineral properties it has staked or acquired by way of option agreement in the Republic of South Africa and Canada.

The Company’s complement of staff, consultants and casual workers in both Canada and South Africa currently consists of approximately 41 individuals, representing an increase of 11 South African persons in fiscal 2012. A further six people have been appointed as the owner’s team, providing contract project management and oversight to the Company, for the Project 1 Platinum Mine (“Project 1”) in South Africa. Engineering, Procurement and Construction Management (“EPCM”) provider, DRA Mining Pty Ltd. (“DRA”) has assigned approximately 30 people to the project. Civil and underground mining contractors currently have approximately 300 people working on site at Project 1, approximately 30% of whom are from local communities. General office space and support services in Canada and South Africa are unchanged in the nine month period. In addition to its general office space, the Company uses facilities at the Company owned Sundown Ranch property for mine site administration, site induction and staff services. An information technology and communication upgrade which began in mid-2011 to enhance the efficiency of data transmission within the Company is now essentially complete.

Platinum Group Metals Ltd.
(Exploration and Development Stage Company)
Supplementary Information and MD&A
For the nine months ended May 31, 2012

2. PROPERTIES

The Company defers all acquisition, exploration and development costs related to mineral properties. The recoverability of these amounts is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the development of the property, and any future profitable production; or alternatively upon the Company’s ability to dispose of its interests on an advantageous basis.

The Company evaluates the carrying value of its property interests on a regular basis. Any properties management deems to be impaired are written down to their estimated net recoverable amount or written off. During the period, the Company wrote off $318,501 in deferred costs related to its Bark Lake property. For more information on mineral properties, see below and Notes 5 and 6 of the Company’s Financial Statements.

SOUTH AFRICAN PROPERTIES

The Company conducts all of its South African exploration work through its 100% owned subsidiary, Platinum Group Metals RSA (Pty.) Ltd. (“PTM RSA”). Development of Project 1 is conducted through Maseve Investments 11 (Pty.) Ltd. (“Maseve”), a company owned 74% by PTM RSA and 26% by Black Economic Empowerment company, Africa Wide Mineral Prospecting and Exploration (Pty) Limited (“Africa Wide”), which is in turn owned 100% by Johannesburg Stock Exchange listed Wesizwe Platinum Limited (“Wesizwe”).

Project 1 and 3

Project 1 and 3 - Activities in the nine months ended May 31, 2012

During the nine months ended May 31, 2012, the Company incurred $29.65 million towards the exploration, engineering and development costs of Project 1. In the prior year’s comparative period, total Project 1 and 3 expenditures amounted to $17.81 million. At May 31, 2012, the Company carries total deferred development costs related to Project 1 of $130.5 million and another $3.76 million related to Project 3. During the nine months ended May 31, 2012, the Company did not incur any costs on Project 3. Wesizwe’s non-controlling 26% interest in Maseve is recorded at $35.28 million as of May 31, 2012.

Safety at the Project 1 Platinum Mine is a priority. The Company is pleased to report that to date approximately 700,000 man hours have been recorded with a Lost Time Injury Frequency Rate of 0.29, reflecting very good safety performance. Regular training sessions, high standards and vigilance by all participants on site are key components to maintaining a safe work place.

In September 2011 a central box cut excavation, consisting of a concrete ramp, an 18 metre high wall and collars was completed on Project 1. Substantial surface infrastructure was also constructed. In October 2011 the first undercut blasts to commence underground development were carried out. Including some change in scope of work, as of May 31, 2012, the Company has incurred R40.0 million (approximately $5.30 million) for civil construction work against an original commitment of R35.6 million (approximately $4.70 million). During the first fiscal quarter underground mining contractor JIC Mining Services (“JIC”) of South Africa mobilized to site to construct maintenance buildings and facilities, and then commenced work into the underground on the planned twin barrel decline system. At the time of writing, the larger conveyor belt decline has advanced approximately 370 linear metres while the equipment decline has advanced approximately 365 linear metres. Three cross cuts 10 metres in length have also been completed between the declines, and a fourth is in progress. Three re-muck bays have been installed and sumps, ground support and steel sets have been installed at the collars. Phase 1 is currently 65% to 68% complete, is on budget and within approximately 10 to 12 weeks of being on schedule.

Platinum Group Metals Ltd.
(Exploration and Development Stage Company)
Supplementary Information and MD&A
For the nine months ended May 31, 2012

Ancillary servicing for the site at the central decline site, including buildings, piping, cabling, fencing and security, has been completed at the time of writing. A temporary power supply of 1.5MVa has been installed on site and has been energized. A 10 MVa supply line is slated for completion and connection in 2012. Civil works on the central decline substation and the main project substation has begun and is 80% complete. Permanent power service for the remaining 30 MVa is being designed and engineered by South African electricity public utility Eskom, to be supplied in late 2013. The Company has paid Eskom R 51.71 million ($6.28 million at May 31, 2012) of an R 142.22 million (approximately $17.26 million at May 31, 2012) commitment for delivery of power.

On April 4, 2012, the Company was issued a formal mining right by the Department of Mineral Resources of South Africa (“DMR”). The Government of South Africa undertook a rigorous review, consultation and approval process, which was completed within 12 months of the Company’s formal mining right application.

During the nine month period geo-technical drilling and survey work was completed at the planned site of the twin southern declines. A tender process was completed and the Company has let a contract for earthworks and civil construction at the south decline site. This work commenced during the third fiscal quarter after the Project 1 Mining Right was granted. At the time of writing the southern box cut is well advanced and ahead of schedule. The south decline box cut is being added to the Phase 1 approved scope for construction and will be paid out of anticipated capital savings and/or deferrals from the Phase 1 budget. The approximate R 30.0 million cost of the south box cut will be offset by the deferral to Phase 2 of a similar sized, Phase 1 budgeted, connection fee deposit to Eskom. The connection fee is not due until well into Phase 2. During the period, the Company has also been working on design work and preparations for the Phase 2 construction of milling, concentrating and tailings facilities.

During the second quarter, the Company added three pieces of mobile equipment to the fleet on site, utilizing savings recognized to date out of the Phase 1 budget to make the purchase. An underground dump truck and a load-haul-dump machine were delivered to site in February 2012. A double boom jumbo drill rig was delivered to site on April 2012. This equipment was acquired to provide back up for the existing fleet currently deployed on the development of the central declines, and to ensure equipment is on site for the development of the southern declines. In addition to the above, a 2.2 MVa stand by generator was purchased and delivered to site in March 2012.

Project 1 – Activities in the year ending August 31, 2011

In December 2010, the Company approved a $100 million Phase 1 budget for the development of twin central declines into the Project 1 deposit, which is now underway as described above. The Company committed $74 million against its 74% share of this budget. Phase 1 included the purchase of surface rights and facilities at a cost of R 130.0 million (approximately $15.77 million at May 31, 2012). The remainder of the Phase 1 budget is being applied for surface and earth works, including pads, lay down areas, a box cut, twin decline access and limited level development. Work completed under the $100 million Phase 1 budget is a component of the estimated total peak funding to build Project 1.

In December 2010, the Company appointed DRA as EPCM contractor for surface infrastructure and underground development. DRA assigned approximately 30 full time professionals to oversee and plan the execution of the development of surface infrastructure, power delivery, water delivery, civil works and excavations and the development of underground tunnels to access ore during Phase 1 construction. DRA’s scope of work included engineering, design, construction management, administration and cost and schedule control.

In March 2011, the Company received a positive record of decision from the DMR for its detailed underground development plans and environmental management program, including the taking of a bulk sample. The consent of the DMR required compliance with underlying regulations related to health, safety and environment. A mining right application and draft social and labour program for Project 1 was filed in April 2011 and was later accepted for processing by the DMR. Application in terms of the National Environmental Management Act (NEMA) was also accepted by the DMR. On April 4, 2012, the Company was issued the formal mining right by the DMR

Platinum Group Metals Ltd.
(Exploration and Development Stage Company)
Supplementary Information and MD&A
For the nine months ended May 31, 2012

During February, March and April 2011, the Company conducted approximately 16,850 metres of infill drilling on the near surface portions of the Project 1 platinum deposit in order to gain more detailed information for metallurgical, geotechnical, mine planning and scheduling purposes. As a result of this work, refinements to the scheduled mining during the first three or four years of the planned Project 1 mine life was undertaken, modeled and implemented. New geo-statistical information resulting from the latest borehole data, combined with the modified modeling, mine planning and scheduling, has resulted in immaterial changes to the reported reserves and resources. During the execution of the development plan, changes to the estimated capital cost for the development of the Project 1 may occur. At the time of writing, peak funding required for Project 1 is estimated to escalate approximately 14% from the 2009 UFS estimate.

In May 2011, civil construction for Phase 1 of Project 1 began, with the mobilization of a civil contractor, whom was responsible for major surface infrastructure excavation and construction.

In July 2011, JIC was awarded the contract to develop twin 1,200 meter underground decline tunnels into the center of the Project 1 platinum deposit. JIC is operating as one of the underground mining contractors at the producing Bafokeng Rasimone Platinum Mine immediately adjacent to the Project 1 and currently operates as underground mining contractor on another six platinum mines and one chrome mine in South Africa, employing approximately 7,200 people. JIC has a good safety record and has invested in an accredited training facility near Project 1. Total primary underground development cost for Phase 1 based on the JIC contract is estimated at R 206.85 million (approximately $25.10 million on May 31, 2012), resulting in an estimated cost per unit for underground development below the estimate in our 2009 Updated Feasibility Study.

In mid-year 2011, the Company entered into an agreement with the State owned regional water supplier, Magalies Water, for a temporary 0.5 mega litres per day water supply. The construction and connection of a production scale supply pipeline to the existing, nearby Magalies service was completed in 2011. A water off-take agreement for permanent water supply of 6 mega litres per day is being finalized at the time of writing and that water supply is slated to be provided by late 2013. The Company, Wesizwe and Magalies are working together to finalize the formal water off-take arrangements. To May 31, 2012 the Company has paid approximately R 2.0 million (approximately $0.24 million on May 31, 2012) to Magalies for temporary water supply and the engineering of a permanent supply. To supply 6 mega litres a day to Project 1, and to supply other users as part of a regional expansion, Magalies will need to construct a series of new supply pipelines. The Company will be required to make further payments to Magalies in return for the production scale water supply of 6 mega litres per day.

In June 2011, the Company committed to an industry standard form of “Wrap-around Liability” insurance. In March and September 2011, the Company committed to Course of Construction insurance for Project 1. Three year estimated cost of insurance is approximately $440,000. Additional insurance will be required for Phase 2 construction and mine operation. During fiscal 2011, the Company completed a comprehensive risk assessment for Project 1 with the assistance of an international insurance broking firm.

Project 1- Financial Overview

The Company completed a definitive feasibility study (“FS”) in July 2008 and an updated feasibility study entitled “Updated Technical Report (Updated Feasibility Study) Western Bushveld Joint Venture (Elandsfontein and Frischgewaagd”) (“UFS”) in October 2009 for Project 1, which was at that time a portion of the Western Bushveld Joint Venture (“WBJV”) in South Africa. Included in each study is a declaration of four element or “4E” reserve ounces of combined platinum, palladium, rhodium and gold at the time of publication.

Platinum Group Metals Ltd.
(Exploration and Development Stage Company)
Supplementary Information and MD&A
For the nine months ended May 31, 2012

The Base Case for the UFS was modeled using 3 year trailing metal prices at September 2009, including US$1,343 per ounce platinum, an exchange rate of 8 Rand to the US Dollar and a 10% discount rate, resulting in a pre-tax net present value of US $475 million for the project on a 100% of project basis. Applying a 5% discount rate resulted in a pre-tax net present value of US $981 million on a 100% of project basis. The UFS model does not include ongoing escalation of costs, known escalations in the 2012 project estimates or metal prices changes. The Base Case also calculated a strong Internal Rate of Return “IRR” (pretax) of 23.54% .

The UFS estimated average life-of-mine cash operating costs to produce concentrate at R525 (approximately US$65.63) per tonne of ore or R4,208 (approximately US$526) per 4E ounce. The Merensky Reef layer represents the first 15 years of production and the Merensky basket price per 4E ounce is modeled at US$1,185 (3 year trailing prices to September 2009) and US$1,025 (prices recent to September 2009). The UG2 layer represents the balance of modeled production. The UG2 basket price per 4E ounce was modeled at US$1,433 (3 year trailing prices to September 2009) and US$1,068 (prices recent to September 2009). The model includes a subsequent average 15.16% discount from the metal price to estimate the smelter pay discount.

The project, as described in the 2009 UFS, has an estimated life of 22 years with 9 years at steady state production of 234,000 to 300,000 4E ounces per year. Capital costs for the mine and concentrator were estimated at R3.55 billion or US$443.13 million for peak funding and R4.76 billion or US$595.04 million for life of mine funding, both at an exchange rate of 8 Rand to the USD.

Following the completion of the 2009 UFS, the Company completed further drilling, metallurgical work, mine design and cost estimation work. The Company has also gained construction and procurement experience under the Phase 1 development program currently underway. Major contracts, project costing and final scheduling for Phase 2 development are in process of final determination. A revised cost budget estimate for inclusion in the final financial model for the lending banks is currently a work in progress.

Total peak funding required for Project 1 is estimated to see escalation of approximately 14% since the 2009 UFS. Operating costs per tonne is estimated to have escalated approximately 24% since the 2009 UFS. These cost escalation estimates are in keeping with inflation rates and industry experience in South Africa since 2009. The current Rand exchange rate is at or near the UFS long term assumption of 8R to the USD. At the time of writing the Merensky basket price per 4E ounce is approximately US$1,245 as compared to US$1,185 (3 year trailing prices to September 2009) or US $1,025 (prices recent to September 2009). Project 1 is scheduled to produce primarily Merensky ore for the first ten years of mine life.

On April 1, 2012 the 10% Secondary Tax on Corporations in South Africa was replaced with a new Dividend Tax. Under existing tax treaties with Canada this change had the effect of reducing the Company’s effective tax burden at the parent company level by 5%.

In conjunction with ongoing cost estimation work and banking preparations, an updated project schedule for Phase 2 is being completed by the Company. First ore production is currently expected to commence in late 2013, with concentrate sales commencing in mid-2014. The Company is considering several current opportunities for sale of early ore production. The Merensky Reef is scheduled to be mined in the first approximately 10 years of the mine life and current estimates of steady state production are unchanged or slightly higher than estimated in the UFS.

On August 2, 2011 the Company announced the appointment of four international commercial banks to the role of mandated lead arrangers for the placement of a USD $260 million project finance loan, representing approximately 60% of the estimated Project 1 capital cost requirements. The banks and the Company are currently nearing completion of the loan documentation, legal and technical due diligence. Preliminary credit approval for one third of the loan is in place from each of three banks currently syndicated. The withdrawal from the syndicate by WestLB, an original syndicate member, from project lending business, has had no effect on the banking finalization process. In addition to the loan facility, the project financing is planned to include a USD $25.0 million working capital facility. Completion of the project financing will be subject to certain items, including the completion of an off-take agreement and the establishment of a metal price hedging strategy. Finalization of these items is expected in the near term. The Company also anticipates the need for the Company to seek additional equity funding in 2012. The Company and Wesizwe will also be required to provide a cost overrun facility for the project, the amount and nature of which is still to be determined.

Platinum Group Metals Ltd.
(Exploration and Development Stage Company)
Supplementary Information and MD&A
For the nine months ended May 31, 2012

Phase 2 development for Project 1 will commence upon the completion of a concentrate off-take agreement and the arrangement of a commercial debt facility.

Project 1 - Mineral Resources and Reserves

The Company provided a statement of reserves for Project 1 in the Updated Feasibility Study and an updated statement of resources for Project 1 in a NI 43 101 technical report dated November 20, 2009 entitled “An Independent Technical Report on Project Areas 1 and 1A of the Western Bushveld Joint Venture (WBJV) Located on the Western Limb of the Bushveld Igneous Complex, South Africa” (the “Project 1 Report”). An updated NI 43 101 technical report dated August 31, 2010 entitled “Technical Report on Project 3 Resource Cut Estimation of the Western Bushveld Joint Venture (WBJV) Located on the Western Limb of the Bushveld Igneous Complex, South Africa” (the “Project 3 Report”) was filed with respect to Project 3. Project 1 hosts an estimated 2.801 million measured four element or “4E” ounces of platinum, palladium, rhodium and gold (14.067 million tonnes @ 6.19 g/t), 5.361 million indicated 4E ounces (30.392 million tonnes @ 5.49 g/t) and 0.047 million inferred 4E ounces (0.176 million tonnes @ 8.33 g/t). Project 3 hosts an estimated 1.939 million indicated 4E ounces (11.104 million tonnes @ 5.43 g/t) and 0.076 million inferred 4E ounces (0.443 million tonnes @ 1.47 g/t). Of the resources stated above for Project 1, there are 1.756 million 4E ounces (11.764 million tonnes @ 4.64) categorized as proven reserves and 2.91 million 4E ounces (19.782 million tonnes @ 4.57 g/t) categorized as probable reserves. Reserves and resources reported above are from combined Merensky and UG2 reef tonnes. The Company holds a 74% interest in the 4E ounces attributable to Project 1 and Project 3 as described above. New geo statistical information and ongoing mine design parameters resulting from recent infill borehole data, combined with modified modeling, mine construction steps and scheduling now completed, have not resulted in a material change to the reported reserves and resources for Project 1.

Additional information regarding grades, prill splits, sampling and reserve and resource calculations can be found in the technical reports described above as filed on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Reserves are a sub-set of measured and indicated resources included in the UFS and take into account mining factors and are not in addition to the resources.

Project 1 - Infrastructure and Metal Recovery

The UFS design for metallurgical extraction utilizes a standard plant design similar to other nearby plants in the Bushveld complex operating on the same reefs. The plant is designed with circuits that can process Merensky Reef, UG2 Reef or a blended feed. The Merensky Reef is the target of initial mining because of its higher grade and low chrome content. The concentrator has been designed and costed in the UFS based on a treatment rate of 160,000 tonnes per month, rather than on 140,000 tonnes per month as in the FS. For the concentrator to treat this increased quantity of reef, the recovery has been reduced with a discount of up to 2.5% for treatment in excess of nominal “name plate” capacity.

Metallurgical testing completed by the Company and the published experience of the adjacent operating mines support a “name plate” capacity plant recovery rate estimate of 87.5% of platinum, palladium, rhodium and gold on the Merensky Reef and 82.5% on the UG2 Reef. Recoveries of 45% for nickel and 70% for copper are also modeled for the Merensky Reef. Ruthenium and Iridium are also included as minor contributors.

Platinum Group Metals Ltd.
(Exploration and Development Stage Company)
Supplementary Information and MD&A
For the nine months ended May 31, 2012

The mine infrastructure in the UFS estimates includes the entire required surface infrastructure for a standalone mine including milling, concentrating and tailings facilities, as well as water, power, underground access and ventilation to establish full production.

Project 1 - History of Acquisition

On October 26, 2004, the Company entered into the WBJV with a subsidiary of Anglo Platinum Limited (“Anglo”) and Africa Wide to pursue platinum exploration and development on combined mineral rights that would eventually cover approximately 72 square kilometres on the Western Bushveld Complex of South Africa. The Company and Anglo Platinum each held a 37% working interest in the WBJV, while Africa Wide held a 26% working interest. The area of the WBJV was comprised of three functional areas described as Project 1 (100% WBJV), Project 2 (50% WBJV: 50% Wesizwe Platinum Ltd.) and Project 3 (100% WBJV). In April 2007, the shareholders of Africa Wide sold 100% of their company to Wesizwe.

Also, in 2004, the Company acquired the surface rights to the 365.64 hectares Elandsfontein farm and its underlying mineral rights. The Elandsfontein mineral titles were transferred to project operating company, Maseve on April 22, 2010 while the surface rights, valued at half of the original acquisition cost, remain under title to the Company.

During 2008, the Company purchased surface rights adjacent to the Project 1 deposit area measuring 216.27 hectares for R 8.0 million (approximately $1.09 million) and the Company also acquired surface rights directly over a portion of the Project 1 deposit area measuring 358.79 hectares for a total of R 15.69 (approximately $2.14 million). The rights and title to the above two properties remain with the Company.

Based on the WBJV resource estimate contained in the FS, and under the terms of the original WBJV agreement, on April 22, 2010 the Company paid an equalization amount due to Anglo in the amount of $24.83 million (R 186.26 million).

Also on April 22, 2010, the partners of the WBJV completed the restructuring, a transaction dissolving the WBJV and reorganizing its underlying assets. Wesizwe acquired all of Anglo’s mineral interests underlying the WBJV, retained Anglo’s interests to Project 2, and then transferred all of Anglo’s interests underlying Projects 1 and 3 into project operating company Maseve. The Company transferred its interests in the mineral rights underlying Projects 1 and 3 into Maseve, and rescinded its interests in Project 2 to Wesizwe. Post transaction Wesizwe retained 100% of Project 2 and Maseve obtained 100% of Projects 1 and 3. Anglo received an approximate 26% interest in the equity, at that time, of Wesizwe.

In exchange for its 18.5% interest in Project 2 the Company effectively received a 17.75% interest in Maseve. The Company also received a 37% interest in exchange for its share of Projects 1 and 3, bringing its holdings at April 22, 2010 in Maseve to 54.75% . Wesizwe received a 45.25 % initial interest in Maseve. The sale of the Company’s 18.5% interest in Project 2 was accounted at an estimated fair value of $65.42 million on April 22, 2010, versus an historic cost of $19.80 million, for a gain of $45.62 million. The transfer of the Company’s 37% interest in Projects 1 and 3 into Maseve was accounted for as a reorganization of existing business and was transferred into Maseve at book cost.

According to the terms of the April 22, 2010 reorganization, the Company acquired a further 19.25% interest in Maseve in exchange for subscriptions totalling R 408.81 million (approximately $59 million at January 14, 2011), thereby increasing its shareholding to 74%. The subscription funds are held by Maseve in escrow and are being applied towards Wesizwe’s 26% share of expenditures for Projects 1 and 3.

In August 2010 the Company acquired surface rights covering 1,713 hectares overlaying portions of Project 1, including accommodation facilities, for approximately $18.8 million (R 130.0 million). The Company has assigned these rights to Maseve. The purchase price was part of the Phase 1 development budget for Project 1 as described above. The Company is in process of transferring additional surface rights over the project area, at cost, into Maseve in order to facilitate the development of Project 1.

Platinum Group Metals Ltd.
(Exploration and Development Stage Company)
Supplementary Information and MD&A
For the nine months ended May 31, 2012

Other South Africa Properties

Exploration expenditures during the nine months ended May 31, 2012 on projects in South Africa other than Project 1 and Project 3 totaled $3.88 million (May 31, 2011 - $1.27 million). Cost recoveries during the period in the amount of $2.91 million (May 31, 2011 - $1.27 million) were received from joint venture partners.

Northern Limb, Bushveld - War Springs and Tweespalk Properties

In March 2008, the Company reported an inferred resource on a 100% basis of 1.676 million ounces 3E (platinum, palladium and gold) at a grade of 1.11 g/t with a minor credit for copper and nickel. Additional information regarding grade, prill splits, sampling and resource calculations can be found in NI 43-101 technical report dated June 18, 2009 entitled “Revised Inferred Mineral Resource Declaration War Springs (Oorlogsfontein 45K2), Northern Limb Platinum Property, Limpopo Province, Republic of South Africa” (the “War Springs Report”) filed on SEDAR and on EDGAR at www.sec.gov.

The War Springs mineral resource is characterized by two distinct reef layers, termed the "B" and "C" reefs. Both reefs are typically greater than 6 metres thick. The reefs outcrop on surface and extend down dip in parallel sheets at a 65 degree angle to a depth of 400 metres, remaining open at depth. Of the 22 boreholes drilled to February 2006, and which were used in the resource calculation, 15 boreholes intersected the “B” Reef and 8 boreholes intersected the “C” Reef. A total of 9,926 samples were taken for analysis. Drilling results from Phase 1 and 2 covering approximately 2,200 metres of strike length on 250 metre spacing, combined with a review of economic cut-off, form the basis of the updated Inferred Mineral Resource estimate reported in the War Springs Report. Since March 2009 a total of 17,222 metres of drilling in 20 boreholes have been completed on the War Springs project with JOGMEC funding. Total expenditures incurred by JOGMEC to May 31, 2012 on War Springs amounted to approximately $2.5 million. During the first quarter of the current fiscal year, the 2011 drilling program was completed and JOGMEC indicated that they do not plan to fund further work on this project.

Black Economic Empowerment groups Africa Wide, a subsidiary of Wesizwe, and Taung Minerals (Pty) Ltd., a subsidiary of Platmin Limited, have each acquired a 15% interest in the Company’s rights to the War Springs project carried to bankable feasibility. Africa Wide also holds a 30% participating interest in the Tweespalk property. The Company retains a net 70% project interest in both the War Springs and the Tweespalk properties.

Sable Joint Venture, South Africa

During 2009, the Company acquired by staking various prospecting permits west of Pretoria along the trend of the south eastern part of the Western Limb. The territory, named the Sable Joint Venture project area, is under agreement to a black economic empowerment group for a 26% interest and Sable Platinum Mining (Pty) Limited (“Sable”) as to a 51% interest in exchange for Sable funding approximately $6.0 million (R 42.0 million) in work on the project. To date, exploration work consisting of mapping, soil sampling, geophysical surveys and drilling has been undertaken. Drilling was completed in the fiscal first quarter and will continue in calendar 2012. Results will be released in the months ahead. To January 2012 a total of 6,085 metres had been drilled in 7 boreholes on the project area. The Company served as operator of the project until mid-march 2011, at which time operatorship was transitioned to Sable. The Company wished to step down as operator so that it could focus on its exploration resources on the Waterberg project located on the North Limb. Total cumulative expenditures incurred by Sable Platinum to May 31, 2012 amounted to approximately $ 1.16 million.

Waterberg Venture, South Africa

In September 2009 and into 2011, the Company was granted several adjacent prospecting rights for a 137 square kilometre area named the Waterberg Project, north of the known North Limb of the Bushveld Complex. The Company held an initial 74% interest in the project and private South African Black Economic Empowerment firm, Mnombo Wethu Consultants Proprietary Limited. (“Mnombo”), holds a 26% interest.

Platinum Group Metals Ltd.
(Exploration and Development Stage Company)
Supplementary Information and MD&A
For the nine months ended May 31, 2012

In October 2009, the Company entered an agreement with JOGMEC and Mnombo whereby JOGMEC may earn up to a 37% interest in the project for an optional work commitment of US$3.2 million over 4 years, while at the same time Mnombo is required to match JOGMEC’s expenditures on a 26/74 basis.

On November 7, 2011 the Company entered into an agreement with the existing shareholders of Mnombo whereby the Company acquired 49.9% of the issued and outstanding shares of Mnombo in exchange for cash payments totalling R 1.2 million (paid) and paying for Mnombo’s 26% share of project costs to feasibility. When combined with the Company’s 37% direct interest in the Waterberg Project (after JOGMEC earn-in), the 12.974% indirect interest to be acquired through Mnombo will bring the Company’s effective project interest to 49.974% . Mnombo remains over 50% held and controlled by historically disadvantaged South Africans. All of the shareholders of Mnombo have entered into a formal agreement governing the administration of the company.

Total cumulative project expenditures incurred to May 31, 2012 amounted to approximately $4.17 million, of which JOGMEC has funded approximately $3.06 million. At time of writing there are ten drill rigs working at Waterberg and a new 2012 budget is in process of approval by the joint venture partners.

Magnetic, gravity, and general trends all indicated that the North Limb extends under shallow cover in the Waterberg area. In early 2011, drilling confirmed the presence of the layered Bushveld Igneous Complex sequence (“BIC”). Results announced on November 9, 2011 confirmed the presence of two PGE bearing zones or reefs (named T1 and T2) with significant values. Initial drill intercepts returned 3.47 g/t platinum, palladium and gold (2 PGE+Au) over 3.5 meters and 7.00 g/t 2PGE+Au over 5.0 meters at vertical depth of approximately 660 meters.

On February 6, 2012 the Company announced new drill intercepts for the T2 reef in hole WB005 at a depth of 605 metres of 4.75 metres grading at 4.77 g/t 3E (platinum, palladium and gold) and in hole WB008 at a depth of 474 metres of 5.25 metres grading 7.28 g/t. These intercepts are located 250 and 500 metres up the apparent dip from Hole WB003 that intersected 3.50 metres grading 3.47 g/t 3E in the T1 reef and 5.00 metres grading 7.00 g/t 3E in the T2 reef as announced November 09, 2011. These reef layers have clearly identifiable rock types that can be correlated from hole to hole.

In February of 2012 the Company and Mnombo staked (by filing applications on the South African computerized application system) additional claims for prospecting permits covering approximately 800 square kilometres adjacent to the Waterberg project area. The new applications are based on the potential for a significant area of new Bushveld Complex modelled from geophysics and the Waterberg drill holes to date in the southern end of the project area. Several of these new claims immediately adjacent to the Waterberg project have been added to the joint venture with JOGMEC, while the majority of the new claims are held exclusively by the Company and Mnombo on a 74/26 basis. The filing of these new prospecting permits has been acknowledged by the DMR, but they currently remain subject to formal issuance. Directly and indirectly through its holdings in Mnombo, the Company would hold an 86.9% interest in the new permit areas.

On May 8 2012, the Company announced its Waterberg discovery had expanded significantly with further drilling. Step-out drilling confirmed thick, consistent mineralized zones for a minimum of 1.2 kilometres of apparent strike length and a horizontal distance of 1.43 kilometers along a 20 degree dip. On May 23 2012, it was announced that this discovery was further expanded along strike and up dip. The newly discovered multiple layers of higher grade mineralization were intersected at depths as shallow as 122 to 140 meters from surface. A total of four “T” layers have been identified in the upper portion of the main zone stratigraphy of the BIC. A broadly mineralized “F” layer has been identified below the T zones. The F layer has returned mineralized intercepts of 8.0 metres to 27.00 metres in width. Results published to May 23, 2012 include more than 70 intercepts from the T and F layers. To the time of this MD&A there are numerous new intercepts being logged or being assayed. The Company’s geological team and an independent third party Qualified Person are currently compiling borehole and other technical data with a view to the completion of an initial resource estimation for the Waterberg Project in compliance with NI 43-101 standards.

Platinum Group Metals Ltd.
(Exploration and Development Stage Company)
Supplementary Information and MD&A
For the nine months ended May 31, 2012

Based on the drilling to date and detailed geophysics by Platinum Group and the Joint Venture partners, it is believed that a previously unrecognized portion of the BIC has been discovered north of the known North Limb.

CANADIAN PROPERTIES

Mineral property acquisition and capital costs deferred during the nine months ended on projects in Canada totaled $5,576 (May 31, 2011- $ nil). Exploration costs incurred during the period ended May 31, 2012 for Canadian properties totaled $1.47 million (May 31, 2011- $41,812). During the period ended May 31, 2012, the Company wrote off the $0.32 million incurred to date on the Bark Lake property.

Lac des Iles - Thunder Bay North Properties, Ontario

The Company maintains a large mineral rights position in the Lac des Iles – Thunder Bay North area, Ontario as a strategic holding against increasing prices for palladium and platinum. Included in these holdings are claims staked in early 2011 as well as a continued 100% interest in claim that make up the Lac Des Iles River, Shelby Lake and South Legris properties, 11 claims of which are subject to 2.0% NSR royalties, which the Company may buy back.

The Company’s Ontario exploration program was active in the period. During the period the Company held 100% interest in a total of 623.36 square kilometers, within the Lac des Iles – Thunder Bay North region. The majority of the holdings are made up of new properties acquired by staking early in 2011, which were identified utilizing in-house compilation and modeling of geophysics, geochemistry and work completed by the company in the area over the past 10 years. During the period a number of peripheral claims totaling 69.44 square kilometres in and around the Lac des Iles area were dropped. The core 11 claims (with NSR) of the Shelby Lake and South Legris properties have been maintained. Land holdings within the Thunder Bay District presently total 553.92 square kilometres. In addition, the Company retains a majority interest in the 67.04 square kilometre Agnew Lake property, within the Sudbury Mining District.

In the nine months ended May 31, 2012, the company terminated the option agreement on Benton Resources Corp’s ("Benton") Bark Lake platinum-palladium project. An initial cash payment of $35,000 was made to Benton and $283,501 has spent on exploration on the property. Work consisted of a reconnaissance VTEM airborne geophysical survey and the drilling of 1383 metres in 8 diamond drill holes.

All of the properties acquired in 2011 within the Thunder Bay District are targeted on a new mineralization type in younger intrusive rocks where contained platinum is equal or greater than palladium. Platinum Group’s pre-existing projects are targeted on older intrusive rock types like that at North American Palladium’s Lac des Iles Mine where palladium is the dominant platinum group metal, or “PGM”. Historically, North American deposits have been dominated by palladium rather than rarer and more valuable platinum. Recent exploration by other companies in the Thunder Bay area has demonstrated previously unexplored potential for platinum and palladium in pipe like intrusions or conduits.

To date, five of the 100% owned properties and the Bark Lake Option have been drill tested based on airborne geophysics survey results, geological ground work, geochemistry and compilation of historic data. A total of 4,274 metres have been drilled in 17 holes, of which 2,891 metres in 9 holes have been drilled on 100% owned properties.

Of the diamond drilling completed to date, two diamond drill holes totaling 753 metres with assays were completed within the Q2 period on the Triangle Property. One diamond drill hole with a total depth of 501 metres tested a chargeability high from the VTEM survey.

Platinum Group Metals Ltd.
(Exploration and Development Stage Company)
Supplementary Information and MD&A
For the nine months ended May 31, 2012

To date none of the drilling by the Company has intersected the new type of platinum mineralization found in the district. The Company is considering its potential programs for 2012 in Thunder Bay in context of its other Canadian and global exploration opportunities.

Northwest Territories Property

The Company’s Northwest Territories exploration program was active in the period. During the nine month period ending May 31, 2012, $728,086 in exploration costs were incurred. Costs include; research and compilation, camp maintenance, fuel purchase and supply, a gravity survey, diamond drilling and assays.

In September 2011, the Company purchased the Providence Copper-Nickel-Cobalt-Platinum Group Metals (“Cu-Ni-Co-PGM”) Property from Arctic Star Exploration (Arctic Star) for a payment of $50,000 and a 1.0% NSR royalty. The claims comprising the Providence property will be brought to lease once a crown survey has been completed. To date, the first year lease payment and application fees have been paid. Total acquisition costs to date are $78,216.

The camp and associated Land Use Permit have been purchased for an additional $20,000 from Arctic Star. The Company has an active land use permit to conduct exploration on the property and maintain a camp. An extension until September 28, 2012 granted by the Northwest Territories Mining Recorder for the completion of the crown survey to bring the claims to lease still stands.

The property is comprised of 13 mineral claims totaling 133.66 square kilometres and is located approximately 70 km west of the Diavik Diamond Mine, NWT. The property covers approximately 20 kilometers of a recently recognized belt of mafic to ultramafic rocks that is host to the first discovery of magmatic Cu-Ni-Co-PGM massive sulphide mineralization in the Slave Craton. The ultra-mafic suite of rocks, known as the Providence Lake Belt, are interpreted to be Komatiitic to ultramafic lavas or intrusive sills. Drilling by the Company and historic drilling by Arctic Star has shown that the Cu-Ni-Co-PGM mineralization is hosted within, and at the base of the ultramafic flow/intrusive sill sequence. The ultramafic host to the mineralization is stratiform to a basaltic hanging wall and a metasediment footwall. The hanging wall basaltic flows contain intercalated sulphide-rich units. The dimensions of the massive sulphide mineralization defined to date ranges in thickness from 0.3m to 5.0m and exceeds 450 m strike length and 190 m (vertical) depth. The mineralized horizons remain open along strike in either direction and to depth. The recently completed initial diamond drill program confirmed mineralization continues at depth with intercepts 90 meters vertically below the historic intercepts.

The Company established a new $1.5 million forward budget during the period for Phase 1 and Phase 2 diamond drilling. To date the Company has compiled and re-interpret the large amount of data supplied by Arctic Star and has completed Phase 1 exploration work. Exploration programs during the period consisted of camp supply, an 800 station gravity survey and Phase 1 diamond drilling (1208 meters in 6 drill holes) with assays. Work on the property commenced in mid-March, 2012. A step out drill program to further define the extents of known Cu-Ni-Co-PGM mineralized zone is under way. The field work is currently on hiatus awaiting lake ice break up. Continued diamond drilling to test geophysical and geological targets is planned to resume the first week of July, 2012.

3. DISCUSSION OF OPERATIONS AND FINANCIAL CONDITION

A) Results of Operations

Three Months Ended May 31, 2012

For the three months ended May 31, 2012, the Company incurred a loss of $2.2 million (May 31, 2011 – loss of $2.62 million). General and administrative expenses totaled $1.08 million (May 31, 2011 - $1.2 million). The Company has seen a modest increase in South African field staffing and maintained a similar level of corporate staffing and consulting services as compared to the same period last year.

Platinum Group Metals Ltd.
(Exploration and Development Stage Company)
Supplementary Information and MD&A
For the nine months ended May 31, 2012

Stock based compensation expenses totaled $0.02 million (May 31, 2011 - $2.9 million). Stock options were granted to employees and consultants in the comparative period. The difference in expense resulted from changes in the number of stock options granted, share price volatility and interest rates. Foreign exchange loss during the period was $1.90 million (May 31, 2011– gain $ 0.64 million) as a result of the decreased Canadian dollar value at period end of cash balances held in Rand. Interest earned in the quarter totaled $0.96 million as compared to $1.08 million in the comparative three month period in 2011. Interest is earned on cash holdings, including Rand balances, which earn at a higher interest rate as compared to dollar balances.

Nine Months Ended May 31, 2012

For the nine months ended May 31, 2012, the Company incurred a net loss after taxes of $7.03 million (May 31, 2011 – loss of $ 9.24 million.) General and administrative expenses totaled $4.20 million (May 31, 2011 - $4.90 million). The Company has seen a modest increase in South African field staffing and maintained a similar level of corporate staffing and consulting services as compared to the same period last year. Stock based compensation expenses totaled $1.96 million (May 31, 2011 - $6.60 million). Stock options were granted to employees and consultants in the current and comparative periods. The difference in expense resulted from changes in the number of stock options granted, share price volatility and interest rates. Foreign exchange loss during the period was $3.34 million (May 31, 2011– gain $0.50 million) as a result of the decreased Canadian dollar value at period end of cash balances held in Rand. The nine month loss in other comprehensive income was also increased by the weaker Rand as assets carried in Rand were converted to their Canadian dollar value at period end. At September 1, 2011 the Rand was valued at approximately 0.1397 to the Canadian Dollar versus 0.1213 at May 31, 2012, a decrease of just over 13%.

Interest earned in the period totaled $3.12 million as compared to $1.98 million in the comparative period. The higher interest earned is due to higher cash holdings, including higher Rand balances, which earn a higher interest rate as compared to dollar balances.

Quarterly Financial Information

The following table sets forth selected quarterly financial information for each of the last eight quarters.

Quarter Ending (3)	Interest & Other	Net (Loss)	Basic (Loss)
	Income(1)	Income (2)	Earnings
			per Share
May 31, 2012	$959,328	($2,206,471)	($0.01)
February 29, 2012	$1,078,128	$498,107	$0.00
November 30, 2011	$1,083,092	($5,313,129)	($0.03)
August 31, 2011	$1,805,073	$352,450	$0.00
May 31, 2011	$1,084,648	($2,619,602)	($0.01)
February 28, 2011	$730,640	($2,289,890)	($0.02)
November 30, 2010	$164,937	($4,335,209)	($0.03)
August 31, 2010	$9,352	($4,140,280)	($0.04)

Explanatory Notes:

(1)

The Company earned interest income from interest bearing accounts. Quarterly interest income was higher in 2011 and 2012 than in past years due to higher cash balances on hand. The balance of funds held in Rand can also affect the amount of interest earned, as Rand balances earn significantly higher rates of interest than can be earned at present in Canadian dollars.

(2)

Net income (loss) by quarter is often materially affected by the timing and recognition of large non-cash income, expense or write-off charges. It is also significantly impacted by the movement of the Rand against the Canadian dollar as the Company holds a significant portion of its cash in Rand, which must be translated to Canadian dollars for financial statement presentation. The quarter ended May 31, 2012 included a foreign exchange loss of $1.90 which was due to the weakening of the Rand against the Canadian dollar. In the quarter ended February 29, 2012, the movement of the rate had an opposite effect resulting in a gain on foreign exchange of $1.73 million. The quarter ended November 30, 2011 included a foreign exchange loss of $3.2 million as the Rand weakened in that quarter. The quarter end November 30, 2011 also included a non-cash expense for stock based compensation of $1.91 million. The quarter ended August 31, 2011 included a foreign exchange loss of $3.37 million due to the movement of the Rand against the Canadian dollar and an accrual for a future income tax recovery of $2.07 million related to mineral property expenditures. The quarter ended May 31, 2011 included a non-cash charge for stock based compensation in the amount of $2.9 million. The quarter ended November 30, 2010 included a non-cash charge for stock based compensation in the amount of $3.5 million.

(3)

Quarters ending in fiscal year 2011 have been restated in accordance with IFRS. Stated quarters prior to the transitional date of September 1, 2010 are based on Canadian Generally Accepted Accounting Principles.

Platinum Group Metals Ltd.
(Exploration and Development Stage Company)
Supplementary Information and MD&A
For the nine months ended May 31, 2012

B) Dividends

The Company has neither declared nor paid dividends on its common shares. The Company has no present intention of paying dividends on its common shares, as it anticipates that all available funds will be invested to finance the growth of its business.

C) Trend Information

Other than the financial obligations as set out in the table provided at Item f) below, there are no demands or commitments that will result in, or that are reasonably likely to result in, the Company’s liquidity either increasing or decreasing at present or in the foreseeable future. The Company will require additional capital in the future to meet both its contractual and non-contractual project related expenditures. It is unlikely that the Company will generate sufficient operating cash flow to meet all of these expenditures in the foreseeable future. Accordingly, the Company will need to raise additional capital through debt financing, by issuance of securities, or by a sale or partnering of project interests in order to meet its ongoing cash requirements. See discussions at item 3. a) "Results of Operations" above and at item f). "Liquidity and Capital Resources" below.

D) Related Party Transactions

During the period, $514,886 (May 31, 2011 - $690,228) was paid to non-independent directors for salary, consulting and bonus. At May 31, 2012, $34,057 was included in accounts payable (May 31, 2011 - $13,944).

During the period, $134,000 (May 31, 2011 - $6,000) was paid to independent directors for directors fees and services. At May 31, 2012, $Nil was included in accounts payable (May 31, 2011 - $Nil).

During the period, the Company provided accounting, secretarial and reception services at market rates for day-to-day administration and accounting to Nextraction Energy Corp. (“Nextraction”), a company with three directors in common (R. Michael Jones, Frank Hallam and Eric Carlson). Fees received have been credited by the Company against its own administrative costs. The Company received service fees of $111,800 (2011 - $76,500) during the period from Nextraction.

During the period, the Company provided accounting, secretarial and reception services at market rates for day-to-day administration and accounting to West Kirkland Mining (“WKM”), a company with three directors in common (R. Michael Jones, Frank Hallam and Eric Carlson) and two common officers (R. Michael Jones and Frank Hallam). Fees received have been credited by the Company against its own administrative costs. The Company received service fees of $76,500 (2011 - $76,500) during the period from WKM.

During the year ended August 31, 2005, the Company entered into an office lease agreement with Anthem Works Ltd. (“Anthem”), a company with a director in common (Eric Carlson). During the period, the Company accrued or paid Anthem $81,017 under the office lease agreement (2011 - $65,023).

Platinum Group Metals Ltd.
(Exploration and Development Stage Company)
Supplementary Information and MD&A
For the nine months ended May 31, 2012

All of the above transactions are in the normal course of business and were completed and measured at estimated market rates.

E) Off-Balance Sheet Arrangements

The Company does not have any special purpose entities nor is it party to any arrangements that are excluded from the balance sheet.

F) Liquidity and Capital Resources

Accounts receivable at period end totaled $3.08 million (August 31, 2011 - $1.84 million) being comprised mainly of value added taxes refundable in South Africa. Accounts payable at period end totaled $7.33 million (August 31, 2011 - $5.98 million).

Apart from net interest earned on cash deposits during the nine months ended May 31, 2012 of $3.12 million (May 31, 2011 - $1.98 million), the Company had no sources of income. The Company’s primary source of capital has been from the issuance of equity. At May 31, 2012 the Company had unrestricted cash and cash equivalents on hand of $28.61 million compared to $64.12 million at August 31, 2011. The decrease in cash since the comparative period is primarily due to the Company’s expenditures on Project 1 and to ongoing overhead and administration costs. At May 31, 2012 exchange rates, and including interest earned, an additional cash balance of $36.20 million (Aug 31, 2011 - $47.72) remained in escrow in a restricted cash account on behalf of Wesizwe. To May 31, 2012, a total of $13.85 million (May 31, 2011 – $9.5 million) has been applied from escrow against Wesizwe’s 26% share of project expenditures.

During the nine months ended May 31, 2012, the Company issued a total of Nil (May 31, 2011 – 83,619,750) common shares, therefore cash proceeds during the period were Nil (May 31, 2011 - $158.77 million). The proceeds in the period ended May 31, 2011 resulted primarily from a bought deal financing, including an over-allotment, for gross proceeds of $143.81 million on the issue of 70.15 million shares. Issue costs, including a 5.5% commission to the Agents and their legal costs, totaled $8.44 million. Cash proceeds from equity issuances are primarily spent on mineral property and surface right acquisitions, exploration and development as well as for general working capital purposes. The balance of cash outflows is made up of management and consulting fees and salaries, and other general and administrative expenses. Proceeds from the 2010 financing were also used to acquire a further 19.25% interest in Maseve for subscriptions in the amount of R 408.8 million (approximately $59 million as of January 14, 2011), thereby increasing the Company’s shareholding in Maseve to 74%. According to the terms of the April 22, 2010 re-organization of the WBJV, as noted above, this subscription amount was placed into escrow in Maseve in order to fund Wesizwe’s 26% ongoing share of project costs. The Company is also funding its 74% share of a Phase 1 development budget for Project 1 of $100 million into Maseve.

The Company receives lump sum cash advances at various times as laid out in agreed budgets from its partners to cover the costs of joint venture projects.

The following table discloses the Company’s continuing obligations for optional mineral property acquisition payments and contracted office and equipment lease obligations. Apart from a possible buy-out of the War Springs and Tweespalk projects, which optional acquisition payments are included in explanatory notes to the following table, the Company has no other property acquisition payments due to vendors under mineral property option agreements. The Company has no long term debt or loan obligations.

Platinum Group Metals Ltd.
(Exploration and Development Stage Company)
Supplementary Information and MD&A
For the nine months ended May 31, 2012

Payments by period in Canadian Dollars
		< 1	1 – 3	3 – 5	> 5
	Total	Year	Years	Years	Years
Payments (War Springs & Tweespalk)(1)	$77,620	$15,524	$31,048	$31,048	$-
Lease Obligations	285,460	46,176	187,913	51,371	-
Eskom–Power (2)	10,984,070	7,344,592	3,639,478	-	-
Insurance contracts	205,889	72,666	133,223	-	-
Other miscellaneous	110,338	110,338	-	-	-
Totals	$11,663,377	$7,589,296	$3,991,662	$82,419	$-

Explanatory Notes:

(1) The Company pays annual prospecting fees to the vendors of US$3.25 per hectare. The Company has the option to settle the vendors’ residual interests in these mineral rights at any time for US$690 per hectare.

(2) The Company’s project operating subsidiary Maseve has entered into a long term electricity supply agreement with South African power utility Eskom. Under the agreement the Company is scheduled to receive connection and service for a 10 MVa construction power supply in 2012 and a total 40 MVa production power supply in later calendar 2013 in exchange for remaining connection fees and guarantees totaling Rand 90,508,735 ($10,978,710 at May 31, 2012). An amount of R 51.71 million (approximately $6.27 million at May 31, 2012) has already been paid to Eskom.

Cash at May 31, 2012 is sufficient to fund the estimated general and development operations of the Company for calendar 2012 and into the first calendar quarter of 2013, but will be insufficient to complete construction of the mine at Project 1. On August 2, 2011 the Company announced the appointment of four international commercial banks to the role of mandated lead arrangers for the placement of a USD $260 million project finance loan, representing approximately 60% of the estimated Project 1 capital cost requirements. In addition to the loan facility, the project financing is planned to include a USD $25.0 million working capital facility. Depending on USD to Rand exchange rates and the actual costs to complete Phase 1 of Project 1, the Company anticipates the need for the Company to seek additional equity funding sometime in calendar 2012. The Company and Wesizwe will also be required to provide a cost overrun facility for the project, the amount and nature of which is still to be determined.

G) Outstanding Share Data

The Company has an unlimited number of common shares authorized for issuance without par value. At May 31, 2012, there were 177,584,542 common shares outstanding, 14,169,500 incentive stock options outstanding at exercise prices of $1.30 to $4.40. At July 12, 2012, there were 177,584,542 common shares outstanding and 14,469,500 incentive stock options outstanding. During the period ending May 31, 2012, the Company made no changes to the exercise price of outstanding options through cancellation and reissuance or otherwise.

4. RISK FACTORS

The Company’s securities should be considered a highly speculative investment and investors should carefully consider all of the information disclosed in the Company’s Canadian and U.S. regulatory filings prior to making an investment in the Company. For a discussion of risk factors applicable to the Company, see the section entitled “Risk Factors” in the Company’s most recent annual information form filed with Canadian provincial securities regulators, which was also filed as part of the Company’s most recent annual report on Form 40-F with the U.S. Securities & Exchange Commission.

Platinum Group Metals Ltd.
(Exploration and Development Stage Company)
Supplementary Information and MD&A
For the nine months ended May 31, 2012

Without limiting the foregoing, the most significant risks and uncertainties faced by the Company are: the inherent risk associated with mineral exploration and development activities; the uncertainty of mineral resources and their development into mineable reserves; uncertainty as to potential project delays from circumstances beyond the Company’s control; and the timing of production; as well as title risks; political risks; risks associated with fluctuations in foreign exchange rates; risks associated with fluctuations in metal prices; risks associated with joint venture agreements and the possible failure to obtain mining licenses and/or to obtain the capital required for project and mine development.

5. OUTLOOK

At July 12, 2012, the Company’s cash position was approximately $60 million.

Preparation of detailed banking documents for the senior loan facility with the mandated syndicate of banks is ongoing. The completion of this documentation, due diligence, hedging establishment and off-take negotiations are expected to be completed shortly.

In September 2011, a joint engineering study on potential synergies with the Jinchuan-Wesizwe platinum mine adjacent to the Project 1 mine site was commenced. The preliminary findings of this work are now known to the Company and Jinchuan-Wesizwe. Technical analysis by independent engineers highlights the complementary production profiles of the Company’s Project 1 and the Frischgewaagd-Ledig Project of Jinchuan-Wesizwe and found potential savings in terms of capital and operating costs. The findings of the synergy engineering study are under consideration by the Company and Jinchuan-Wesizwe, but the Company will not delay its project timeline while such consideration is undertaken.

Commencement of Phase 2 development at Project 1 will begin after complete project financing is in place and off-take agreements are executed. Phase 2 will include a second decline access south of the current twin decline development, underground lateral development, a milling and concentrating facility and tailings impoundment area. The box cut excavation for the south decline access is underway now under Phase 1 as it is a critical path item from a schedule point of view.

During the period the Company delivered metallurgical reports, concentrate specifications and mine scheduling details to six interested parties with regard to off-take for the Project 1 mine. A request for tenders was subsequently delivered to all parties and multiple proposals were then received by the Company. An adjudication process has been conducted by the Company’s experts. After negotiations with the leading off-taker, indicative terms have been agreed in principle. Formal documentation is in process at the time of writing A 60 day right of first refusal held by Anglo Platinum to match the terms of any off-take agreement which the Company intends to execute has been triggered. The Company estimates that off-take arrangements will be completed shortly.

Following the completion of the 2009 UFS, the Company completed further drilling, metallurgical work, mine design and cost estimation work. The Company has also gained construction and procurement experience under the Phase 1 development program currently underway. Major contracts, project costing and final scheduling for Phase 2 development are in process of final determination. A revised cost budget estimate for inclusion in the final financial model for the lending banks has been completed.

Some aspects of the project are currently being estimated at or below UFS level, while escalation is being seen in other cost areas, such as consumable inputs, labour, construction and capital equipment. Total peak funding required for Project 1 will likely see escalation of approximately 14% since the 2009 UFS. Operating costs per tonne will likely see an approximate 24% escalation since the 2009 UFS. The current Rand exchange rate is at or near the UFS long term assumption of 8R to the USD. The escalation estimated above is in keeping with inflation rates and industry experience in South Africa since 2009.

On April 1, 2012 the 10% Secondary Tax on Corporations in South Africa was replaced with a new Dividend Tax. Under existing tax treaties with Canada this change had the effect of reducing the Company’s effective tax burden at the parent company level by 5%.

Platinum Group Metals Ltd.
(Exploration and Development Stage Company)
Supplementary Information and MD&A
For the nine months ended May 31, 2012

In conjunction with ongoing cost estimation work and banking preparations, an updated project schedule for Phase 2 has been completed by the Company. First ore production is currently expected to commence in late 2013, with concentrate sales commencing in mid-2014. The Company is considering several current opportunities for sale of early ore production. The Merensky Reef is scheduled to be mined in the first approximately 10 years of the mine life and current estimates of steady state production are unchanged or slightly higher than estimated in the UFS.

The Company plans to continue working with joint venture partner funding to conduct exploration on the Waterberg and Sable projects. Since the November 9, 2011 announcement of the discovery of new PGE bearing reefs at Waterberg, exploration has been accelerated by the Company and joint venture partner JOGMEC with 10 drilling rigs now active on the project.

In April the Company established a new $1.5 million forward budget for 2012 exploration on the newly acquired Providence nickel, copper and platinum group metals property in the Northwest Territories. Compilation work, modeling, budgeting and exploration are now underway. Supply and logistics work for the field camp at Providence were undertaken in March of 2012. A gravity survey was also undertaken at that time over areas of interest. A first round of drilling was undertaken at Providence in May and a second round is being started at the time of writing. Assay results are pending.

6. CRITICAL ACCOUNTING ESTIMATES

The preparation of our consolidated financial statements in conformity with IFRS requires management to use estimates and assumptions that affect the reported amounts of assets and liabilities, as well as income and expenses. Our accounting policies are described in note 3 of our May 31, 2012 unaudited quarterly condensed consolidated financial statements.

Review of asset carrying values and impairment

In accordance with the Company’s accounting policy, each asset or cash generating unit is evaluated every reporting period to determine whether there are any indications of impairment. If any such indication exists, a formal estimate of recoverable amount is performed and an impairment loss is recognised to the extent that the carrying amount exceeds the recoverable amount. The recoverable amount of an asset or cash generating group of assets is measured at the higher of fair value less costs to sell and value in use.

The determination of fair value less costs to sell and value in use requires management to make estimates and assumptions about expected production, commodity prices, reserves, operating costs, closure and rehabilitation costs and future capital expenditures. The estimates and assumptions are subject to risk and uncertainty; hence there is the possibility that changes in circumstances will alter these projections, which may impact the recoverable amount of the assets. In such circumstances some or all of the carrying value of the assets may be further impaired or the impairment charge reduced with the impact recorded in the income statement.

Stock-based compensation

We provide compensation benefits to our employees, directors, officers and consultants through a stock option plan. The fair value of each option award is estimated on the date of the grant using the Black- Scholes option pricing model. Expected volatility is based on historical volatility of our share price. The risk-free rate for the expected term of the option is based on the Government of Canada yield curve in effect at the time of the grant.

Asset Retirement Obligations

The amounts recorded for asset retirement costs are based on estimates included in closure and remediation plans. These estimates are based on engineering studies of the work that is required by environmental laws. These estimates include an assumption on the rate at which costs may inflate in future periods. Actual costs and the timing of expenditures could differ from these estimates.

Platinum Group Metals Ltd.
(Exploration and Development Stage Company)
Supplementary Information and MD&A
For the nine months ended May 31, 2012

Income and Resource Taxes

The determination of our future tax liabilities and assets involves significant management estimation and judgment involving a number of assumptions. In determining these amounts we interpret tax legislation in a variety of jurisdictions and make estimates of the expected timing of the reversal of future tax assets and liabilities. We also make estimates of our future earnings which affect the extent to which potential future tax benefits may be used. We are subject to assessment by various taxation authorities, which may interpret tax legislation in a manner different from our view. These differences may affect the final amount or the timing of the payment of taxes. When such differences arise we make provision for such items based on our best estimate of the final outcome of these matters.

Determination of ore reserve and mineral resource estimates

The Company estimates its ore reserves and mineral resources based on information compiled by Competent Persons as defined by NI 43-101. Reserves determined in this way are used in the calculation of depreciation, amortization and impairment charges, and for forecasting the timing of the payment of close down and restoration costs. In assessing the life of a mine for accounting purposes, mineral resources are only taken into account where there is a high degree of confidence of economic extraction. There are numerous uncertainties inherent in estimating ore reserves, and assumptions that are valid at the time of estimation may change significantly when new information becomes available. Changes in the forecast prices of commodities, exchange rates, production costs or recovery rates may change the economic status of reserves and may, ultimately, result in reserves being restated. Such changes in reserves could impact on depreciation and amortization rates, asset carrying values and provisions for close down and restoration costs.

7. INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS)

Transition to IFRS from GAAP

In February 2008, the Canadian Accounting Standards Board confirmed that Canadian publicly accountable enterprises will be required to adopt International Financial Reporting Standards (“IFRS”) for financial periods beginning on and after January 1, 2011. The Company has adopted IFRS with an adoption date of September 1, 2011 and a transition date of September 1, 2010.

The Company has now completed its IFRS changeover plan. The following discussion outlines the Company’s transition project and IFRS transitional impacts. Notes 2 and 16 to the consolidated interim financial statements provide more detail on key Canadian GAAP to IFRS differences and accounting policy decisions.

IFRS Conversion Plan Completion

The Company’s IFRS conversion plan addressed matters including changes in accounting policies, IT and data systems, restatement of comparative periods, organizational and internal controls and any required changes to business processes. To facilitate this process and ensure the full impact of the conversion is understood and managed reasonably, the accounting staff attended several training courses on the adoption and implementation of IFRS. Through in-depth training and detailed analysis of IFRS standards, the Company’s accounting personnel obtained a thorough understanding of IFRS and possesses sufficient financial reporting expertise to support the Company’s needs. The Company has also reviewed its internal and disclosure control processes and they did not need significant modification as a result of the conversion to IFRS. Further, the Company assessed the impact on IT and data systems and concluded there were no significant impact to applications arising from the transition to IFRS.

Platinum Group Metals Ltd.
(Exploration and Development Stage Company)
Supplementary Information and MD&A
For the nine months ended May 31, 2012

IFRS 1 First-Time Adoption of International Financial Reporting Standards

Under IFRS 1 First-time Adoption of International Financial Reporting Standards, the IFRS are applied retrospectively at the transition date with all adjustments to assets and liabilities as stated under Canadian GAAP taken to deficit unless certain exemptions are applied. IFRS provides for certain optional exemptions and certain mandatory exceptions for first time IFRS adopters. Set forth below are the applicable IFRS 1 optional exemptions the Company applied in the conversion from Canadian GAAP to IFRS.

a) Business Combinations

IFRS 1 permits the Company to apply IFRS 3 Business Combinations on a prospective basis only from the transition date. Therefore, the Company has not restated past business combinations to comply with IFRS 3, where control was obtained before the transition date.

b) Currency translation differences

Retrospective application of IFRS would require the Company to determine cumulative currency translation differences in accordance with IAS 21, The Effects of Changes in Foreign Exchange Rates, from the date a subsidiary or equity method investee was formed or acquired. IFRS 1 permits cumulative currency translation gains and losses to be reset to zero at the Transition Date. The Company elected to reset all cumulative currency translation gains and losses to zero in opening retained earnings at its Transition Date. This election has resulted in a reversal of historical cumulative translation adjustment of $2.2 million on transition.

Significant Accounting Policy Changes on Transition to IFRS

IFRS employs a conceptual framework that is similar to Canadian GAAP; however significant differences exist in certain matters of recognition, measurement and disclosure. While the adoption of IFRS has not changed the cash flows of the Company, the adoption resulted in changes to the reported financial position and results of operations of the Company. A summary of the significant accounting policy changes on transition to IFRS is provided below.

a) Foreign currency translation

The Company’s South African subsidiaries have the South African Rand as their functional currency. Under Canadian GAAP for integrated foreign operations, only monetary items were translated to Canadian dollars at the end of each reporting period at the period end exchange rate. However under IFRS, all assets and liabilities of a foreign subsidiary with a functional currency different from the parent’s presentation currency are converted to the parent’s presentation currency at the period end rate with the resulting foreign exchange differences recorded in other comprehensive income.

Under Canadian GAAP, the South African subsidiaries were considered to be integrated operations, which effectively meant the entities had Canadian functional currencies. Under IFRS, these South African subsidiaries are considered to have the Rand as their functional currency. As a result, the foreign exchange gain or loss on the intercompany loan to the foreign subsidiaries which is considered the parent company’s net investment in a foreign operation is recognized initially in other comprehensive income and reclassified from equity to profit or loss on disposal of the net investment. Under Canadian GAAP, the gain or loss was recognized in the profit or loss.

b) Deferred Income Taxes

Under Canadian GAAP, deferred income taxes were recognized following the acquisition of various assets. Under IFRS, deferred income taxes are not recognized on temporary differences that arise from transactions other than a business combination that at the time of the transaction affected neither the taxable nor accounting profit or loss. As a result of this difference a decrease to the deferred income tax liability and a corresponding decrease to the carrying value of property plant and equipment for 56 million Rand has been made on transition.

Platinum Group Metals Ltd.
(Exploration and Development Stage Company)
Supplementary Information and MD&A
For the nine months ended May 31, 2012

c) Pre-exploration costs

Under IFRS, expenditures that are incurred before the company has the legal right to explore the specific property must be expensed. CGAAP does not have the same restriction; therefore an adjustment is required on transition to expense pre-exploration costs which were capitalized under CGAAP. This accounting policy change resulted in an increase to deficit and a corresponding decrease in the carrying value of resource properties on transition.

e) Reclassification of Project 1 asset

Under Canadian GAAP, all capitalized and deferred costs were classified as mineral properties. Under IFRS, the Project 1 deferred costs have been reclassified as Property, Plant and Equipment.

f) Non-controlling interest

At the date of transition, the accounting requirement for non-controlling interests differed under IFRS. Under IFRS changes in ownership interest where control is maintained are recorded through equity.

Post-Implementation

The post-implementation phase will involve continuous monitoring of changes in IFRS in future periods. It has been noted that the standard-setting bodies that determine IFRS have significant ongoing projects that could impact the IFRS accounting policies that the Company has selected. Processes are in place to ensure that potential changes are monitored and evaluated. The impact of any new IFRSs and IFRIC Interpretations will be evaluated as they are drafted and published.

8. DISCLOSURE CONTROLS AND INTERNAL CONTROL OVER FINANCIAL REPORTING

Changes in Internal Controls over Financial Reporting

During the nine months ended May 31, 2012, management assessed internal controls over financial reporting as a step in their IFRS Transition Plan, however no changes were required.

9. NYSE MKT LLC CORPORATE GOVERNANCE

The Company’s common shares are listed on the NYSE MKT LLC (“NYSE- MKT”). Section 110 of the NYSE- MKT company guide permits NYSE- MKT to consider the laws, customs and practices of foreign issuers in relaxing certain NYSE- MKT listing criteria, and to grant exemptions from NYSE- MKT listing criteria based on these considerations. A company seeking relief under these provisions is required to provide written certification from independent local counsel that the non-complying practice is not prohibited by home country law. A description of the significant ways in which the Company’s governance practices differ from those followed by domestic companies pursuant to NYSE- MKT standards is posted on the Company’s website at www.platinumgroupmetals.net and a copy of such description is available by written request made to the Company.

10. OTHER INFORMATION

Additional information relating to the Company for the period ending August 31, 2011 may be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Readers are encouraged to review the Company’s audited annual consolidated financial statements for the year ended August 31, 2011 together with the notes thereto as well as the Annual Information Form for the Company’s financial year ended August 31, 2011.

Platinum Group Metals Ltd.
(Exploration and Development Stage Company)
Supplementary Information and MD&A
For the nine months ended May 31, 2012

11. SUBSEQUENT EVENTS

The following events occurred subsequent to quarter end. These events and other non-material subsequent events may be mentioned elsewhere in this MD&A:

On June 25, 2012, the Company granted 25,000 incentive stock options at a price of $1.00 per share to an employee.

On July 10, 2012, the Company adopted a shareholder rights plan.

12. LIST OF DIRECTORS AND OFFICERS

a)	Directors:	b)	Officers:
	R. Michael Jones		R. Michael Jones (Chief Executive Officer)
	Frank R. Hallam (Secretary)		Frank R. Hallam (Chief Financial Officer)
	Iain McLean		Peter C. Busse (Chief Operating Officer)
	Eric Carlson		Kris Begic (VP, Corporate Development)
Barry W. Smee
Timothy Marlow